October 11, 2024

Richard D. Fairbank
Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

       Re: Capital One Financial Corporation
           Amendment No. 2 to Registration Statement on Form S-4
           Response dated September 3, 2024
           File No. 333-278812
Dear Richard D. Fairbank:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Recent Developments
Discover Card Misclassification, page 17

1.     As it relates to Discover management   s incorrect classification of
Consumer cards as
       Commercial cards, and as we relayed in a telephone conference with
Discover   s
       management on October 2, 2024, we have considered the information conveyed in both your letter dated September 3, 2024 and during a conference call
with Discover   s
       management on September 17, 2024. Based on that information, we object to the
       Company   s methodology for the correction of errors in the application of ASC 605,
       Revenue Recognition, as well as ASC 606, Revenue from Contracts with Customers.
       Please provide to us a revised analysis that reassesses the methodology it has employed to correct the revenue errors under ASC 250 related to the incorrect classification of Consumer cards as Commercial cards, including how you propose to correct your historical financial statements. The reassessment should contemplate the
       Consumer rates and tiers in effect during the respective periods and the historical
 October 11, 2024
Page 2

       classification of properly classified Consumer cards in those respective periods.
2. Explain whether any additional analysis is required under other relevant GAAP and provide us with a supporting analysis with specific citation to relevant accounting guidance. For example, this analysis should explain whether any additional liabilities were required to be recognized, the type of liability that results from the revenue correction (e.g., refund liability, financial liability, contingent liability, etc.) as well as the appropriateness of disclosures previously provided. This analysis should also address whether and how your subsequent accounting after the second quarter of 2023 will be revised as a result of your reevaluation.
3.     Provide a comprehensive materiality analysis, addressing both accounting
and
       disclosure.
4. We acknowledge the October 4, 2024 letter provided by Discover Financial Services, in connection with our review of their December 31, 2023 Form 10-K, in which
       Discover   s management confirms that they will also consider our
objection noted
       above in responding to the comments in our letter dated September 20, 2024 related to internal control over financial reporting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452
if you have questions regarding comments on the financial statements and related matters.
Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance
cc:   Brandon C. Price